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09055786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William O'Neil & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles (City) California (State) 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake (310)448-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

SEC Mail Processing
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, William J. O'Neil and Don H. Drake, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of William O'Neil & Co., Incorporated, as of December 31, 2008, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer.

In addition, we affirm that the accompanying financial statements and supplementary schedules of William O'Neil & Co., Incorporated as of December 31, 2008 will be made available to all members or allied members of the organization.

William J. O'Neil
Chief Executive Officer

Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and affirmed before me on this 24th day of February, 2008, by William J. O'Neil and Don H. Drake, proved to me on the basis of satisfactory evidence to be the persons who appeared before me.

Notary Public

RICHARD C. BRAND II
Commission # 1727106
Notary Public - California
Los Angeles County
My Comm. Expires Feb 25, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Stockholder and Board of Directors of
William O'Neil & Co., Incorporated

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of William O'Neil & Co., Incorporated and subsidiaries ("the Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2009

William O'Neil & Co., Incorporated and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 9,052,717
Deposit with clearing broker	116,496
Receivable from clearing broker	387,327
Receivable from affiliates	505,050
Loan to affiliate	9,600,000
Receivable for research services, net of allowance of $294,800	1,228,500
Fixed assets, net	7,065,239
Other assets	1,460,633
Total assets	$ 29,415,962
Liabilities and Stockholder's Equity	
Accrued compensation and benefits	$ 2,501,710
Accrued expenses and payables	1,362,802
Current income taxes payable to parent	1,233,072
Payable to affiliates	1,436,041
Deferred revenue	3,310,826
Total liabilities	9,844,451
Commitments and contingencies (Note 5)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 5,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional paid-in capital	9,561,397
Retained earnings	9,880,694
Total stockholder's equity	19,571,511
Total liabilities and stockholder's equity	$ 29,415,962

The accompanying notes are an integral part of this financial statement

1. The Company

William O'Neil & Co., Incorporated (WON & Co.) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems, Inc. (ODS), which is a wholly owned subsidiary of Data Analysis Inc. (the Parent). WON & Co. is a member of the Financial Industry Regulatory Authority (FINRA) and the New York Stock Exchange (NYSE).

FINADCO, a California corporation, is an advertising agency and a wholly owned subsidiary of WON & Co. with a principal emphasis on advertising for products produced by affiliates.

Daily Graphs Inc. (DGI), a California corporation, is a wholly owned subsidiary of WON & Co. and is a publisher of stock market research periodicals.

WON & Co. and subsidiaries (collectively referred to herein as the Company) sell data research services to financial institutions and fund managers. WON & Co. is an introducing broker on a fully disclosed basis and clears all customer transactions through Broadcort Correspondent Clearing (Clearing Broker), a wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker-dealer industry. The consolidated financial statements include the accounts of WON & Co. and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of these financials statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents

Cash and cash equivalents consists primarily of cash in banks and highly liquid investments with original maturities of less than three months.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions not received (net) as of December 31, 2008. Such amounts were subsequently received by the Company.

2. Summary of Significant Accounting Policies (Continued)

Fixed Assets
Computers, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Computers and equipment depreciation is primarily computed using accelerated and straight-line methods over periods ranging from three to five years. Software license fees are amortized over the license period (generally five years). Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are generally amortized over five years. Software costs that do not meet capitalization criteria are expensed as incurred.

Revenue Recognition
Revenue received for research publications to be delivered in future periods is recorded as deferred revenue and accreted into income over the term of the subscription as the product is delivered. Commissions and related clearing expenses are recorded on a trade date basis as such transactions occur.

Income Taxes
The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed separate tax returns and the net amount of the current and deferred tax provision (or benefit) is either remitted to or received from the Parent. Income taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The Company currently assesses its exposure to uncertain tax positions under Financial Accounting Standard No. 5, Accounting for Contingencies. See Note 8.

Fair Value of Financial Instruments
GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, securities owned, receivables and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

New Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an Interpretation of the FASB Statement No. 109". This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 was previously effective as of the beginning of the first fiscal year beginning after December 15, 2006. In January 2008, the FASB approved the deferral of the effective date for non-public entities to fiscal years beginning after December 31, 2007. In December 2008, the FASB once again deferred the effective date for non-public entites to fiscal years beginning after December 31, 2008. The Company is currently evaluating the impact that the adoption of FIN 48 will have on the financial statements.

2. Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

In September 2006, the FASB issued Statement on Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Company adopted FAS 157 effective January 1, 2008; the adoption of this standard had no effect on the Company's financial statements. The Company did not hold any "Level 3" assets or liabilities (i.e. assets or liabilities whose value is determined by measurement based on unobservable prices or inputs), as of January 1, 2008 or during 2008.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("FAS 161"), an amendment of FASB Statement No. 133. FAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and hedging activities are accounted for, and (c) how derivative instruments and related hedging activities affect a fund's financial position, financial performance, and cash flows. The Company does not have any derivative positions existing at period end and did not have any derivative transactions during the year ended December 31, 2008.

3. Fixed Assets

The Company's fixed assets at December 31, 2008 are:

Computers and equipment	$ 8,491,373
Capitalized software costs	3,446,396
Software license fees	2,016,483
Leasehold improvements	1,082,123
Subtotal	15,036,375
Less – Accumulated depreciation	(10,021,518)
Subtotal	5,014,857
Computer software under development	2,050,382
Fixed Assets, net	$ 7,065,239

4. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	**Outstanding**
Cumulative preferred, 8 percent, $1,000 par value	300	–
Voting common stock, Class A, $.20 par value	5,000,000	647,000
Nonvoting common stock, Class B, $.20 par value	1,000,000	–

5. Commitments and Contingencies

Commitments

The Parent leases property under a capital lease transaction for its headquarters, which also includes the premises occupied by the company. Rental expense under this capital lease, is shared pro-rata among all affiliates of the Parent, including the Company, on terms and conditions that in substance represent operating leases between the Parent and each of its subsidiaries.

The Company's share of future minimum rent payments is:

Year Ending December 31,	
2009	$ 566,108
2010	566,108
2011	566,108
2012	566,108
2013	566,108
Thereafter	3,255,121
	$ 6,085,661

Contingencies

The Company is contingently liable for unsecured customer receivables resulting from transactions executed through its clearing broker. No such unsecured receivables existed at December 31, 2008.

Indemnifications

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2008 have settled with no resulting liability to the Company. During 2008, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2008.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

6. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the consolidated statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required. Loan to affiliate of $9,600,000 at December 31, 2008 represents a loan by Daily Graphs Inc. to ODS.

7. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company has not contributed to the Plan.

8. Income Taxes

The Company files a consolidated income tax return with the Parent. It has a tax sharing arrangement with the Parent under which, and pursuant to SFAS No. 109, it provides current and deferred tax expense as if it were a separate taxpayer (separate return basis). The Company periodically remits to the Parent amounts representing both taxes currently payable and deferred tax liabilities (or takes a reduction for any current or deferred tax assets). Accordingly, the current taxes payable balance is net of any deferred tax related balances at December 31, 2008.

9. Net Capital Requirements – SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2008, the Company had net capital of $3,974,796, which was $3,724,796 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

10. Subsequent Event

Effective January 1, 2009, the Parent elected to convert itself and the Company from a C-corporation to an S-corporation. As an S-corporation, the Company's Parent, rather than the Company, are subject to federal and state income tax on earnings of the Company. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

William O'Neil & Co., Incorporated and Subsidiaries

Report on Statement of Financial Condition
As of December 31, 2008